CONFIDENTIAL	November 14, 2016

Mr. Brian Soares

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Soares:

On behalf of our client, Minebea Co., Ltd. (the “Company”), a company incorporated under the laws of Japan, we are submitting the Company’s Registration Statement on Form F-4 (the “Registration Statement”) relating to a business integration of the Company with MITSUMI ELECTRIC CO., LTD. through a share exchange.

If you have any questions regarding the Registration Statement, please contact me at mikeda@shearman.com, +81-3-5251-1601, or Toshiro Mochizuki at toshiro.mochizuki@shearman.com, +81-3-5251-0210.

Thank you for your time and attention.

Very truly yours,

/s/ Masahisa Ikeda

Masahisa Ikeda
Managing Partner

Enclosures

cc:	Mr. Yoshihisa Kainuma, Representative Director, President and Chief Executive Officer, Minebea Co., Ltd.